SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated on May 2, 2006 filed by Company with the Comisión Nacional de Valores.

By letter dated May 2, 2006, the Company reported that following up on the information disclosed in connection with the entrance to the Brazilian market through an agricultural investment in the Company BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (the “Company”), the Brazilian Securities Commission (CVM) approved the placement through public offering of a total amount of Reais 583,200,000 equivalent to 583,200 book-entry common shares of such company at a price of Reais 1,000 per share. The shares were placed in the Brazilian market jointly with Banco de Investimentos Credit Suisse (Brasil) S.A. through investment mechanisms regulated by the Central Bank of Brazil and the Brazilian Securities Commission (CVM) and with sales efforts abroad, all in compliance with the U.S. Securities Act of 1933 and regulations of the U.S. Securities and Exchange Commission.

On the date hereof, the shares of BrasilAgro became listed on the Novo Mercado of the Brazilian Securities Exchange (BOVESPA) under the symbol AGRO3.

It is hereby reminded that Cresud has mae contributions for capital subscription in BrasilAgro S.A. for a total amount of Reais 42,400,000 (approximately US$ 20,582,000).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 3rd, 2006